
May 16, 2018

Douglas Sharp
Chief Financial Officer
Insperity, Inc.
19001 Crescent Springs Drive
Kingwood, Texas 77339

> **Re: Insperity, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2018**
> **Filed April 30, 2018**
> **File No. 001-13998**

Dear Mr. Sharp:

We have reviewed your May 3, 2018 response to our comment letter and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. We may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended March 31, 2018

Results of Operations
Revenues, page 17

1. We note your response to comment one. We also note your disclosure in your 10-Q that states, "Our growth in the number of worksite employees paid is affected by three primary sources: new client sales, client retention and the net change in existing clients through worksite employee new hires and layoffs. During the first three months of 2018, the number of worksite employees paid from new client sales, the net change in existing clients and client retention improved as compared to the first three months of 2017." In contrast, your disclosure in your 8-K filed on April 30, 2018 states, "The continued

double-digit worksite employee growth was the result of strong new client sales driven by an increase in the number of trained Business Performance Advisors, a continuing high level of client retention, and an improvement in the net hiring of worksite employees by our client base. Worksite employees paid from new sales increased 23% over the first quarter of 2017 on a 15% increase in the average number of trained Business Performance Advisors. Client attrition totaled only 8% during the heavy first quarter client renewal period, an improvement over the first quarter of 2017." In this regard, using both quantitative and qualitative factors, please disclose specifically how you were able to generate increases in worksite employees. Disclose whether you believe that you can sustain the growth in worksite employees in the future. Refer to Item 303 of Regulation S-K and the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350.

You may contact Inessa Kessman, Senior Staff Accountant at 202-551-3371 or Carlos Pacho, Senior Assistant Chief Accountant at 202-551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Staff Attorney at 202-551-7951 or Kathleen Krebs, Special Counsel at 202-551-3350 with any other questions.

Division of Corporation Finance
Office of Telecommunications